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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-11590

CHESAPEAKE UTILITIES CORPORATION

(Exact name of registrant as specified in its charter)

909 Silver Lake Boulevard,

Dover, Delaware, 19904

(302) 734-6799

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Participating Cumulative Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

Common Stock, par value $0.4867 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Explanatory Note: Effective February 27, 2018, the Registrant entered into that certain Second Amendment to Rights Agreement (the “Amendment”) with Computershare Trust Company, N.A., which amended that certain Rights Agreement by and between the Registrant and BankBoston, N.A., dated as of August 20, 1999, as amended by that certain First Amendment to Rights Agreement by and between the Registrant and Computershare Trust Company, N.A., as successor rights agent, dated as of September 12, 2008. The Amendment accelerated the expiration of the Series A Participating Cumulative Preferred Stock purchase rights from 5:00 p.m., New York City time on August 20, 2019, to 5:00 p.m., New York City time, on February 27, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, Chesapeake Utilities Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CHESAPEAKE UTILITIES CORPORATION

		By:	/s/ Beth W. Cooper
		Name:	Beth W. Cooper
Date:	June 8, 2018	Title:	Senior Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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